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                                                                  Exhibit 99 (b)
NEWS RELEASE                                         Cleveland-Cliffs Inc
                                                     1100 Superior Avenue
                                                     Cleveland, Ohio  44114-2589

                            CLEVELAND-CLIFFS REPORTS
                          SECOND QUARTER 1999 EARNINGS

        Cleveland, OH, July 21, 1999 - Cleveland-Cliffs Inc (NYSE-CLF) today reported 1999 second quarter earnings of $7.8 million, or $.70 per diluted share, and 1999 first-half earnings of $10.5 million, or $.94 per diluted share. Comparable earnings in 1998 were $16.9 million, or $1.48 per diluted share in the second quarter, and $17.4 million, or $1.52 per diluted share in the first half.

         The $9.1 million decrease in second quarter earnings and $6.9 million decrease in first-half earnings were mainly due to lower sales volume and price realization, increased costs of ferrous metallics activities, and higher interest expense. Partly offsetting were higher royalties and management fees, lower mine operating costs and lower administrative costs. Cliffs' iron ore pellet sales in the second quarter of 1999 were 2.4 million tons, compared to the record high 3.9 million tons sold in the second quarter of 1998. Pellet sales were 2.7 million tons in the first half, a 1.9 million ton decrease from 1998 first-half sales of 4.6 million tons.

         John S. Brinzo, Cliffs' president and chief executive officer said, "We currently expect pellet sales in the second half of 1999 to be about 6.3 million tons, a 1.2 million ton decrease from the 7.5 million tons sold in the second-half of 1998. This is lower than our previous forecast and will reduce full year 1999 sales to about 9.0 million tons versus record sales of 12.1 million tons in 1998. Second-half results will be adversely affected by significant production curtailments that are expected to take place over the last five months of 1999. Although we are working aggressively to increase volume and reduce costs in order to mitigate the effects of the shutdowns, we anticipate second-half earnings to be below expectations."

         With the high levels of steel pouring in from offshore, North American steelmakers operated at a sluggish 80 percent of capacity in the first half of 1999. Iron ore consumption by integrated steel producers was significantly below the first half of 1998 due to the outage of several blast furnaces. Rouge Industries, a major customer of Cliffs, incurred an extended shutdown of its blast furnaces due to an explosion on February 1st at the power generating facility that supplies Rouge. Cliffs is pursuing a business interruption claim under its property insurance program, which would partially mitigate the earnings impact of losing pellet sales to Rouge. Cliffs' reduced sales expectations in the second half of 1999 reflect the continuation of lower hot metal production at the steel plants of certain customers primarily due to unfairly traded semi-finished steel slab imports. Steelmakers using slabs in their finishing operations are displacing raw steel production from blast furnaces that consume iron ore pellets.

         The pre-tax costs of ferrous metallics activities, which are included in other expenses, were $2.9 million in the second quarter and $5.3 million in the first half. Comparable costs in 1998 were $1.8 million in the second quarter and $2.5 million in the first half. The 1999 costs include Cliffs' share of the start-up expenses of the joint


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venture plant in Trinidad and Tobago of $2.3 million in the second quarter and
$3.4 million in the first half.

         Administrative expenses were lower in both reporting periods mainly due to lower management incentive compensation expense as a result of the business outlook and on-going cost reduction initiatives. Interest expense increased in the quarter and year-to-date because interest was being capitalized during construction of the Trinidad project.

IRON ORE

         Iron ore pellet production at Cliffs-managed mines increased to 10.5 million tons in the second quarter of 1999 from 10.0 million tons in the second quarter of 1998. First-half production was 20.1 million tons, up from 19.4 million tons in 1998. The increases in 1999 are mainly due to higher production at the Tilden Mine, which experienced an equipment outage in 1998. Following is a summary of production tonnages for the first half of 1999 and 1998:

                                                                           (Tons in Millions)
                                             ------------------------------------------------------------------------
                                                        First Half                             First Half
                                                           1999                                   1998
                                             ----------------------------------     ---------------------------------
                                                 Total          Cliffs' Share           Total          Cliffs' Share
                                             ---------------    ---------------     ---------------    --------------
Empire                                             4.0                 .9                 4.0                 .9
Hibbing                                            3.8                 .6                 3.8                 .6
LTV Steel Mining                                   3.5                -                   3.6                -
Northshore                                         2.2                2.2                 2.2                2.2
Tilden                                             3.8                1.5                 2.9                1.1
Wabush                                             2.8                 .6                 2.9                 .6
                                             ---------------    ---------------     ---------------    --------------

                   Total                          20.1                5.8                19.4                5.4
                                             ===============    ===============     ===============    ==============


         The increase in Cliffs' share of production, along with the 1.9 million ton decrease in first-half sales, combined to push Cliffs' June 30, 1999 pellet inventory to 5.1 million tons, a 2.6 million ton increase from the middle of 1998. Given the high inventory level and the sales forecast for the second half of 1999, Cliffs intends to substantially reduce its share of production in the second half of 1999. The exact schedule of production curtailments is dependent on the outcome of labor contract negotiations underway at the United Steelworkers Union represented mines. Cliffs' wholly-owned Northshore Mine will take down its smallest pelletizing furnace between July 22 and November 24, and tentatively plans to shut down the remainder of the operation from October 30 through November 24.

        Labor contract negotiations are currently in progress at several steel company partners and customers and at four of the mines managed by Cliffs. The steel company contracts, and contracts at the Empire, Hibbing, LTV Steel Company, and Tilden Mines, expire on August 1. Talks to date have been constructive, and the Company is hopeful of a settlement prior to the contract deadline. A new five-year

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contract covering the bargaining unit employees of the Wabush Mine was ratified by the membership earlier this month.

FERROUS METALLICS

        Cliffs and Associates Limited (CAL) continues to encounter delays in starting up its hot briquetted iron plant in Trinidad and Tobago. The delays are typical for the start-up of a new facility, and have been primarily mechanical in nature rather than process related. The current plan is to produce as much tonnage as possible over the remainder of the year, which will likely be limited to 150,000-175,000 metric tons, assuming sustained production beginning in the third quarter.

         The market for ferrous metallics products, including CIRCALTM briquettes, has improved in recent months. Ferrous metallics prices have been rising, but are still substantially below the level reached before the price collapse that started in mid-1998.

        Cliffs continues to believe the long-term prospects for ferrous metallics products are strong and is committed to the commercial success of this joint venture with LTV Corporation and Lurgi AG. Expansion of the CAL operation will be considered when market conditions permit. The Trinidad site can accommodate an expansion to as much as 2.5 million tons.

OUTLOOK


        John S. Brinzo said, "We expected 1999 to be a difficult year, but it has proven to be even more challenging than originally thought. We are encouraged by the improving steel fundamentals in North America and the continuation of strong steel demand; however, the high import numbers in May demonstrate that the steel crisis is far from over. While 1999's results will be disappointing, we are working hard to minimize the adverse impact of reduced sales and production volumes by ensuring that our managed mines are producing the highest quality product at the lowest possible cost. We are taking aggressive actions to reduce our mine and administrative costs, and our pellet inventory in 1999 to ensure that we are well positioned for 2000. We also expect a positive contribution from our joint venture in Trinidad and Tobago in 2000.



        The difficult market conditions for iron ore pellets and other ferrous metallics products in 1999 have not caused us to alter our business strategy. We remain fully committed to the development of a significant ferrous metallics business while we enhance our position as the largest supplier of iron ore products to the North American steel industry and the world's largest producer of iron ore pellets."


                                     * * * *

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States, is a

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substantial iron ore merchant, and is beginning production of hot briquetted iron at a joint venture plant in Trinidad and Tobago.

         This news release contains forward-looking statements regarding iron ore pellet sales and production volume, and ferrous metallics operations, which could differ significantly from current expectations due to inherent risks such as lower demand for steel, iron ore, and ferrous metallics products, higher steel imports, labor contract negotiations, processing difficulties, or other factors. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which could cause actual results to differ materially.


CONTACTS
--------

Media:  David L. Gardner, (216) 694-5407

Financial Community, Fred B. Rice, (800) 214-0739 or (216) 694-5459

To obtain faxed copies of Cleveland-Cliffs Inc news releases dial (800) 778-3888. New releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

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                       CLEVELAND-CLIFFS INC

                 STATEMENT OF CONSOLIDATED INCOME


                                                                           Three Months            Six Months
                                                                          Ended June 30,         Ended June 30,
                                                                      ---------------------   ----------------------
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)                                    1999        1998        1999        1998
--------------------------------------                                ----------  ----------  ----------  ----------

REVENUES
     Product sales and services                                       $     82.9  $    143.2  $     96.5  $    170.4
     Royalties and management fees                                          13.5        12.9        22.7        21.3
                                                                      ----------  ----------  ----------  ----------
            Total Operating Revenues                                        96.4       156.1       119.2       191.7
     Interest income                                                          .5          .8         1.9         2.2
     Other income                                                            1.0         1.2         1.8         2.2
                                                                      ----------  ----------  ----------  ----------
                                                     TOTAL REVENUES         97.9       158.1       122.9       196.1

COSTS AND EXPENSES
     Cost of goods sold and operating expenses                              77.7       127.4        90.7       157.7
     Administrative, selling and general expenses                            4.2         4.9         7.9         9.6
     Interest expense                                                        1.2          .1         1.2          .3
     Other expenses                                                          4.2         2.9         8.8         5.0
                                                                      ----------  ----------  ----------  ----------
                                           TOTAL COSTS AND EXPENSES         87.3       135.3       108.6       172.6
                                                                      ----------  ----------  ----------  ----------

INCOME BEFORE INCOME TAXES                                                  10.6        22.8        14.3        23.5

INCOME TAXES                                                                (2.8)       (5.9)       (3.8)       (6.1)
                                                                      ----------  ----------  ----------  ----------

NET INCOME                                                            $      7.8  $     16.9  $     10.5  $     17.4
                                                                      ==========  ==========  ==========  ==========

NET INCOME PER COMMON SHARE
     Basic                                                            $      .70  $     1.49  $      .94  $     1.53
     Diluted                                                          $      .70  $     1.48  $      .94  $     1.52

AVERAGE NUMBER OF SHARES
     Basic                                                                  11.2        11.3        11.2        11.3
     Diluted                                                                11.2        11.4        11.2        11.4

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                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                       Three Months           Six Months
                                                                       Ended June 30,       Ended June 30,
                                                                    ------------------   -------------------
(IN MILLIONS, BRACKETS INDICATE DECREASE IN CASH)                     1999       1998       1999       1998
-------------------------------------------------                   -------    -------    -------    -------
OPERATING ACTIVITIES
     Net income                                                     $   7.8    $  16.9    $  10.5    $  17.4
     Depreciation and amortization:
         Consolidated                                                   2.3        2.2        4.4        4.3
         Share of associated companies                                  3.2        3.2        6.5        6.3
     Other                                                              4.2        3.8        1.8         .3
                                                                    -------    -------    -------    -------
         Total before changes in operating assets and liabilities      17.5       26.1       23.2       28.3
     Changes in operating assets and liabilities                      (47.9)       3.7     (104.0)     (42.7)
                                                                    -------    -------    -------    -------
            Net cash from (used by) operating activities              (30.4)      29.8      (80.8)     (14.4)

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated                                                  (4.8)      (3.8)     (10.3)      (6.1)
         Share of associated companies                                 (1.7)      (1.7)      (2.0)      (3.0)
     Investment in Cliffs and Associates Limited                                  (4.9)      (3.0)     (10.8)
     Other                                                             (2.1)                 (2.1)       1.3
                                                                    -------    -------    -------    -------
            Net cash (used by) investing activities                    (8.6)     (10.4)     (17.4)     (18.6)

FINANCING ACTIVITIES
     Dividends                                                         (4.2)      (4.3)      (8.4)      (8.0)
     Repurchases of Common Shares                                                 (2.0)                 (3.2)
                                                                    -------    -------    -------    -------
            Net cash (used by) financing activities                    (4.2)      (6.3)      (8.4)     (11.2)
                                                                    -------    -------    -------    -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    $ (43.2)   $  13.1    $(106.6)   $ (44.2)
                                                                    =======    =======    =======    =======

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                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION


                                                                                  (In Millions)
                                                                         ------------------------------
                                                                          June 30,   Dec. 31,   June 30,
                                                                           1999       1998        1998
                                                                         --------   --------   --------
                                           ASSETS
                                           ------

CURRENT ASSETS
      Cash and cash equivalents                                          $   23.7   $  130.3   $   71.7
      Accounts receivable - net                                              54.1       58.8       73.2
      Inventories                                                           158.6       59.6       87.5
      Other                                                                  11.6       11.2       16.6
                                                                         --------   --------   --------
                                                  TOTAL CURRENT ASSETS      248.0      259.9      249.0

PROPERTIES - NET                                                            155.5      150.0      134.6

INVESTMENTS IN ASSOCIATED COMPANIES                                         231.3      235.4      225.9

OTHER ASSETS                                                                 80.5       78.2       81.1
                                                                         --------   --------   --------

                                                          TOTAL ASSETS   $  715.3   $  723.5   $  690.6
                                                                         ========   ========   ========


                            LIABILITIES AND SHAREHOLDERS' EQUITY
                            ------------------------------------

CURRENT LIABILITIES                                                      $   79.6   $   89.2   $   78.0

LONG-TERM DEBT                                                               70.0       70.0       70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                                           68.2       70.5       69.8

OTHER LIABILITIES                                                            57.8       56.2       56.8

SHAREHOLDERS' EQUITY                                                        439.7      437.6      416.0
                                                                         --------   --------   --------

                            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $  715.3   $  723.5   $  690.6
                                                                         ========   ========   ========


--------------------------------------------------------------------------------

UNAUDITED FINANCIAL STATEMENTS

      In management's opinion, the unaudited financial statements present fairly the company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.

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